Exhibit (e)(22)

January 4, 2010

Tommy Thompson

264 Medlock Lane

Alexandria, VA 22304

Re: AGA Medical Holdings, Inc. Board of Directors

Dear Mr. Thompson,

We are pleased to have you serving as Chairman of the Board of Directors. Your membership on the Board of Directors is subject to the Amended and Restated Articles of Incorporation, the Bylaws of AGA Medical Holdings, Inc and the terms of this engagement letter.

Board Seat and Term. The term of your appointment as a Class III member of the Board of Directors shall expire at the annual meeting in 2012. You will serve as a concurrent director of AGA Medical Corporation, a wholly owned subsidiary of AGA Medical Holdings, Inc., and of Amplatzer Medical Sales Corporation, a wholly owned subsidiary of AGA Medical Corporation, and serve on various committees of each such Boards of Directors as appointed or elected.

Commitment. You will devote reasonable and sufficient time and attention to your service hereunder and to the advancement of the business and interests of AGA Medical Holdings, Inc., its subsidiaries and affiliated entities, and make yourself available for in-person and telephonic communications as requested. During your service, you will not undertake any outside activity that could reasonably give rise to a conflict of interest or otherwise interfere with your duties and obligations hereunder.

Compensation. You will receive an annual retainer of $75,000 payable in twelve monthly installments beginning January 2010. You will also be reimbursed for out-of-pocket expenses incurred by you in connection with attending meetings of the Board of Directors (or any committee thereof) in person as a director.

Termination. Except as provided by law and in the Amended and Restated Certificate of Incorporation, your service may be terminated only for cause and only by the affirmative vote of 75% of the voting power of the outstanding shares of AGA.

If the above terms are acceptable to you, please execute where provided below and return the original to me at your earliest convenience. On behalf of AGA, I look forward to working with you to serve AGA and its patients.

Sincerely,	Agreed and Accepted:

	By:	/s/ Tommy G. Thompson
John R. Barr
President and CEO	Dated:	January 4, 2010